UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

Red Violet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

Joshua B. Weingard, Esq.

Red Violet, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Ryan Schulke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 821,938
	8.	SHARED VOTING POWER 266,666 (1)
	9.	SOLE DISPOSITIVE POWER 821,938
	10.	SHARED DISPOSITIVE POWER 266,666 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,604
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of shares of the Company’s common stock, which may be deemed beneficially owned by the Reporting Person as a result of the Reporting Person’s membership in RSMC Partners, LLC.
(2)	Based on 10,266,612 shares of the Issuer’s Common Stock outstanding as of March 26, 2018.

CUSIP No. 75704L104	Page 3 of 5

Item 1.	Security and Issuer.

This Schedule 13D is filed by Ryan Schulke (the “Reporting Person”) with respect to shares of common stock, par value $0.001 per share, of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Cogint, Inc., also a Delaware corporation (“cogint”). Effective March 26, 2018 (the “Effective Date”), the Issuer and cogint entered into a spin-off as further described in Item 3 below.

The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

The Reporting Person is a party to a Stockholders’ Agreement with the Separately Filing Group Members (as defined below) and certain non-reporting stockholders, effective as of March 26, 2018 (the “Stockholders’ Agreement”), pursuant to which, among other things, the parties agreed to vote in favor of Michael Brauser’s nominees for the Issuer’s board of directors. As a result, the Reporting Person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The group comprises of the Reporting Person and certain of his affiliates, Michael Brauser and certain of his affiliates, and Matthew Conlin and certain of his affiliates (the “Separately Filing Group Members”). It is the understanding of the Reporting Person that certain of the Separately Filing Group Members are each filing separate Schedule 13Ds, under the Exchange Act when required to do so.

The principal business address of the Reporting Person is 33 Whitehall Street, 15th Floor, New York, New York. The Reporting Person’s principal occupation is Chief Executive Officer of cogint. The Reporting Person is a United States citizen.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On the Effective Date, in connection with the spin-off of the Issuer by cogint (the “Spin-off”), 100% of the Issuer’s common stock was distributed pro rata to holders of cogint’s common stock and certain warrants. Holders of cogint common stock received one share of the Issuer’s common stock for each 7.5 shares of cogint common stock held as of the close of business on March 19, 2018 (the “Record Date”).

The Spin-off is governed by a Separation and Distribution Agreement and other related agreements (collectively, the “Spin-off Documents”), which provide the terms and conditions of the separation of the two businesses and for the Spin-off, which included Issuer’s right to a $20.0 million cash contribution from cogint before the Spin-Off.

Before the Record Date, cogint accelerated the vesting of all outstanding restricted stock units (“RSUs”) and stock options owned by employees or independent contractors of the Issuer and delivered all shares of common stock underlying such RSUs and stock options exercised before the Record Date, so that such shares participated in the Spin-off pro rata.

In addition, holders of certain warrants to purchase cogint common stock participated in the Spin-off pro rata, in accordance with the terms of their warrants.

In aggregate, 10,266,612 shares of the Issuer’s common stock were distributed in the Spin-off on the Effective Date.

Item 4.	Purpose of Transaction.

The information regarding the Spin-off in Item 3 is incorporated herein by reference.

The Reporting Person acquired the Issuer’s common stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of the Issuer’s common stock, or securities convertible into the Issuer’s common stock. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Issuer’s common stock which he now owns or may hereafter acquire.

Other than as described above, the Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 75704L104	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 1,088,604 shares of common stock of the Issuer, in the aggregate, representing 10.6% of the Issuer’s outstanding Common Stock, which includes 266,666 shares held by RSMC, of which the Reporting Person is a member. The percentage of beneficial ownership is based upon 10,266,612 shares of the Issuer’s common stock outstanding as of March 26, 2018.

The parties to the Stockholders’ Agreement, including the Reporting Person and the Separately Filing Group Members, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, such group collectively may beneficially own 42.1% of the 10,266,612 shares of common stock outstanding. Shares of common stock listed as beneficially owned by the Reporting Person excludes shares of common stock held by any of the other parties to the Stockholders’ Agreements, including the Separately Filing Group Members, as to which the Reporting Person disclaims beneficial ownership.

(b) The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

(c) Transactions in the Issuer’s securities effected by the Reporting Person during the past sixty days:

There were no transactions in the last 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 2 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Stockholders’ Agreement, dated March 26, 2018, by and among Michael Brauser, Birchtree Capital, LLC, Grander Holdings, Inc. 401K, Ryan Schulke, RSMC Partners LLC, Matthew Conlin, Matthew Conlin Grantor Retained Annuity Trust, Conlin Family Foundation, Sean Cullen and Matthew Koncz.

CUSIP No. 75704L104	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018	By:	/s/ Ryan Schulke
Ryan Schulke